EXHIBIT 99.1

Costamare Bulkers Holdings Limited Announces Election of Class I Director at 2026 Annual Meeting of Stockholders

MONACO, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Costamare Bulkers Holdings Limited (the “Company”) (NYSE: CMDB), an international owner and operator of dry bulk vessels, announced the election of one Class I director at the Company’s virtual annual meeting of stockholders held today.

The elected Class I director is Dimitrios Sofianopoulos, who was elected to hold office for a term ending at the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 30 vessels (including one vessel we have agreed to sell) with a total carrying capacity of approximately 2,665,000 DWT. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this press release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581).
All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:
Gregory Zikos - Chief Executive Officer
Dimitris Pagratis – Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco
Tel: (+377) 92 00 1745
Email: ir@costamarebulkers.com